UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 28 March 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



M E D I A   R E L E A S E

GOLD FIELDS PUBLISHES
INTEGRATED ANNUAL REVIEW
FOR THE YEAR TO 31 DECEMBER 2012

Johannesburg, 28 March 2013 - Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today published the Integrated Annual Review 2012 and the Annual Financial Report 2012 on its website. The Integrated Annual Review will be posted to shareholders by 8 April 2013.

The Integrated Annual Review and the Annual Financial Report incorporate all aspects of the Group's business, including reviews of the South African, West African, Australasian and South American operations, the Group's exploration activities, as well as detailed financial, operational and sustainable development information.

KPMG have audited the results and their unqualified audit report is open for inspection at the company's offices.

An abridged report has not been published as the information previously published in the reviewed preliminary condensed consolidated results on 14 February 2013 has not changed.

The Integrated Annual Review (plus supporting online information), the Notice to the Annual General Meeting and the Annual Financial Report are available at www.goldfields.co.za.

Notice of Annual General Meeting
Notice is given of the annual general meeting of the Company to be held at 150 Helen Road, Sandown, Sandton, on Thursday, 9 May 2013 at 09:00. The AGM will transact the business as stated in the notice of that meeting, a copy of which can be found – with the Integrated Annual Report - on the company's website at www.goldfields.co.za.

In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) as Friday, 3 May 2013.

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel   +27 11 562 9775
Mobile   +27 82 971 9238 (SA)
Mobile   +1 857 241 7127 (USA)
email   Willie.Jacobsz@
goldfields.co.za

Remmy Kawala
Tel   +27 11 562 9844
Mobile   +27 82 312 8692
email   Remmy.Kawala@
goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
goldfields.co.za

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775 or +1 857 241 7127 (USA)
Mobile: +27 82 971 9238 (SA)
Email: Willie.Jacobsz@goldfields.co.za

Remmy Kawala
Tel: +27 11 562 - 9844
Mobile: +27 82 312 8692
email: Remmy.Kawala@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email: Sven.Lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields

Gold Fields is a significant unhedged producer of gold with attributable annualised production of 2.1 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields International has total managed gold-equivalent Mineral Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields unbundled its KDC and Beatrix mines in South Africa into a separately listed company, Sibanye Gold.

Sponsor: J.P. Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 28 March 2013

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer